DGSE COMPANIES, INC.

STOCK OPTION PLAN

DGSE COMPANIES, Inc., hereinafter called the “Company,” hereby adopts a stock option plan for Officers, Directors and key employees of the Company pursuant to the following terms and provisions:

1.  Purpose of the Plan. The purpose of this plan, hereinafter called the “Plan,” is to provide additional incentive to Officers, Directors and key employees of the Company or any of its subsidiaries or encouraging them to acquire a new or an additional share ownership in the Company, thus increasing their proprietary interest in the Company’s business and providing them with an increased personal interest in the Company’s continued success and progress. These objectives will be promoted through the grant of options to acquire the Company’s Common Shares, $ .01 par value per share (the “Common Shares”), pursuant to the terms of the Plan.

2.  Effective Date of the Plan. The Plan shall become effective as of January 1,2004, subject to approval by holders of shares representing a majority of the outstanding voting stock of the Company present at a meeting of shareholders called for that purpose.

3.  Common Shares Subject to the Plan. The Common Shares to be issued upon the exercise of the options granted under the Plan shall be Common Shares of the Company. Either treasury or authorized and unissued Common Shares, or both, as the Board of Directors shall from time to time determine, may be so issued. Common Shares which are the subject of any lapsed, expired or terminated options may be made available for re-offering under the Plan. If an option granted under this Plan is exercised pursuant to the terms and conditions of subsection 5(b), any Common Shares which are the subject thereof shall not thereafter be available for re-offering under the Plan.

Subject to the provisions of the next succeeding paragraph of this Section 3, the aggregate number of Common Shares for which options may be granted under the Plan shall be One Million Seven Hundred Thousand (1,700,000) Common Shares including the One Million Four Hundred Twenty Thousand Six Hundred Thirty Four (1,420,634) shares reserved under Options to purchase Common Shares currently outstanding.

In the event that, subsequent to the date of adoption of the Plan by the Board of Directors, the Common Shares should, as a result of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization or other such change, be increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, then (i) there shall automatically be substituted for each Common Share subject to an unexercised option (in whole or in part) granted under the Plan, each Common Share available for additional grants of options under the Plan and each Common Share made available for grant to each eligible Director pursuant to Section 4 hereof, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be changed or for which each such Common Share shall be exchanged, (ii) the option price per Common Share or unit of securities shall be increased or decreased proportionately so that the aggregate purchase price for the securities subject to the option shall remain the same as immediately prior to such event, and (iii) the Board of Directors shall make such other adjustments as may be appropriate and equitable to prevent enlargement or dilution of option rights. Any such adjustment may provide for the elimination of fractional shares.

4.  Grant of Options.

a.  Subject to the terms of the Plan (including without limitation the receipt of shareholder approval contemplated by Section 2 hereof), the Board of Director of the Company in its sole discretion may grant non-qualified stock option for Common Shares to Officers, Directors and Key Employees of The Company.

b.  Option Price. The price at which each Common Share may be purchased pursuant to an option granted under the Plan shall be equal to the “fair market value” for each such share as of the date on which the option is granted (the “Date of Grant”), but in no event shall such price be less than the par value of such Common Shares. Anything contained in this subsection (b) to the contrary notwithstanding, in the event that the number of Common Shares subject to any option is adjusted pursuant to Section 3, a corresponding adjustment shall be made in the price at which the Common Shares subject to such option may thereafter be purchased.

c.  Duration of Options. Each option granted under the Plan shall expire and all rights to purchase Common Shares pursuant thereto shall cease on the date (the “Expiration Date”) which shall be the six month anniversary of the date of termination of employment or service as a Director with the Company of the option holder.

5.  Option Provisions.

a.  Transferability. The Options granted under this plan may not be assigned transferred or sold by Optionee.

b.  Exercise of Option. Options granted under this plan may be exercised, in whole or in part, at any time or from time to time, on or after the date hereof, by giving written notice to the Company no less than five days before the Exercise Date (as defined below). Such notice (the “Exercise Notice”) shall state: (a) the number of Shares with respect to which the Option is being exercised; (b) the aggregate purchase price to be paid for such Shares;(c) the number of Shares which shall remain subject to the Option after the Exercise Date; and (d) the date on which certificates evidencing the Shares to be acquired shall be delivered to Optionee (the “Exercise Date”). On the Exercise Date, the Company shall deliver to Optionee a certificate representing the Shares being purchased by Optionee and Optionee shall deliver to the Company payment for such Shares which shall be by wire transfer or certified or cashier’s check.

c.  Regulatory Compliance. The issuance and sale of the Shares pursuant to the exercise of the Option shall be subject to full compliance with all applicable requirements of law and all certificates representing the Shares shall bear any legend required by applicable securities laws. The Company shall not be obligated to issue the Shares unless they have been registered and qualified under applicable federal and state securities laws or an exemption from such registration and qualification is available and the Company at its option receives an opinion of Optionee’s counsel as to the availability of such exemption. Optionee acknowledges that upon request to exercise this option, the company will be required to file appropriate applications to regulatory body for the exchange upon which the company’s shares are listed and such application must be approved prior to the physical issuance of such shares.

d.  Controlling Law. This plan shall be interpreted and enforced under the internal laws of the State of Nevada.

e.  Modification. Plan shall not be modified without approval of shareholders.

f.  Termination of Plan. Unless amended by the Board of Directors of the Company and approved by the Shareholders of the Company, this plan and all options granted here under will automatically terminate on December 31, 2013.